Sit Investment Associates
Mutual Funds Newsletter
Winter 2014

Sit Mutual Funds 2013 Performance Review

Sit U.S. Government Securities -2.08%
The year was difficult for bonds in general as interest rates rose quickly and significantly. The relatively high rate of income generated by the Fund's holdings in mortgage pass-through securities and collateralized mortgage obligations was offset by heavy levels of mortgage re-financings, which generated losses that effectively negated the income from these holdings. The Fund's benchmark, the Barclays Intermediate Government Bond Index, was down (-1.25%) for the year.

Sit Quality Income +0.58%
Corporate and U.S. Government bonds along with an underweight position in taxable municipals aided returns for the Fund. Income from asset backed securities contributed positively to overall return. Maintaining a low duration throughout the year reduced price volatility for the Fund. Duration, a measure of price volatility, was 0.26 years as of 12/31/2013.

Sit Tax-Free Income -4.46%
High levels of income from single family, multi-family mortgage, and revenue bonds contributed to return and helped offset declines in municipal bond prices. First and fourth quarters of 2013 posted positive returns for the Fund (+0.81%, +0.83%), while second and third quarters posted negative returns. The 30-Day SEC yield as of 12/31/2013 was 4.58% up +71 basis points for the year.

Sit Minnesota Tax-Free Income -3.10%
The Fund's focus on income helped reduce the impact of a very difficult municipal bond market. The Fund produced positive returns for both the first and fourth quarters of 2013 (+0.62%, +0.84%, respectively), but that was not enough to offset the negative returns of the second and third quarters, which were characterized by steep declines in municipal bond prices. The 30-Day SEC yield as of 12/31/2013 was 4.32% up +83 basis points from the start of the year.

Sit Balanced Fund +18.36%
Performance can be mainly attributed to the equity portion of the portfolio in 2013. Stock selections provided positive annual returns for the Fund while fixed income holdings overall were subject to the down year for the bond market. Allocations in health services and electronic technology sectors contributed significantly toward gains for the portfolio.

Sit Large Cap Growth +29.21%
High returns from stock selections in health services, electronic technology, and finance boosted the Fund's performance. UnitedHealth Group Incorporated (+41.03%) and McKesson Corporation (+67.65%) were the top performers in the health services sector. Conversely, avoiding certain holdings such as Rackspace Hosting, Inc. (-47.31%) also helped maintain solid Fund performance.

Sit Mid Cap Growth +33.42%
Sector weightings in finance, technology services, and electronic technology contributed positively to performance. Holdings of Ameriprise Financial, Inc. (+88.29%), 3D Systems Corporation (+92.36%) and priceline.com Incorporated (+87.37%) were among the strongest performers.

Sit Small Cap Growth +35.66%
Returns in the finance, consumer durables, and industrial sectors helped propel the Fund's return. Stock selection in health technology including Celgene Corporation (+115.33%) and NuVasive, Inc. (+109.12%) provided considerable positive returns.

Sit Dividend Growth – Class I +28.18%
Allocations in finance, health services, electronic technology and commercial services aided returns for the Fund. Ameriprise Financial, Inc. (+88.29%) proved to be a strong holding. Health technology holding Bristol-Myers Squibb Company (+69.95%) and finance holding First Republic Bank (+61.04%) were solid performers as well.

Sit Global Dividend Growth – Class I +21.70%
Positive performance came from weightings in Singapore and Ireland. The Fund had a significant weighting in the United States as well where Cardinal Health, Inc. (+66.04%), Moody's Corporation (+58.22%) and 3M Company (+54.47%) provided significant positive annual returns for the Fund.

Sit Developing Markets Growth +0.59%
The Fund was able to produce a positive return even though stocks in emerging markets struggled in 2013 with the MSCI Emerging Markets Index down (-4.98%) for the year. Fund holdings in South Africa and China led the performance of the Fund. Significant weightings in China/Hong Kong including Tencent Holdings Ltd. (+99.20%) and ENN Energy Holdings Limited (+71.64%) posted big gains for the year.

Sit International Growth +17.56%
Allocations in Singapore and the Netherlands posted significant returns for the Fund. Singapore-based Avago Technologies Limited (+70.68%) was the top performer and the Fund's weighting in ING Group (+49.5%) and ASML Holdings (+46.68%) helped increase returns for the Fund.

Investment Outlook and Strategy Summary

by Roger J. Sit - Chairman and President



Subpar U.S. Gross Domestic Product (GDP) growth continued in 2013, although most recent data points paint a somewhat more optimistic picture for the year ahead. GDP growth for the third quarter was revised up to +4.1%, with greater than expected increases in personal consumption expenditures, nonresidential fixed investment and net exports. Although the December nonfarm payrolls report was disappointing, most economic data points have been more encouraging. For example, the Institute for Supply Management reports have remained solidly above 50 for several months in a row, indicating steady expansion in the U.S. manufacturing sector. Consumer spending has remained reasonably strong, with housing and auto sales leading the way. While we expect full year GDP growth of just under +2% in 2013, we are currently forecasting a modest acceleration, to +2.7%, in 2014.

Investors are concerned about the impact that a sharp rise in interest rates may have as the Federal Reserve reduces its level of security purchases (i.e., QE, or quantitative easing) as 2014 progresses. While interest rates are likely to increase, greatly higher rates are unlikely, given the still-moderate level of economic growth and, importantly, benign inflation trends. To this point, Consumer Price Index data have risen at just over +1% (year-over-year) in recent months, indicating inflation pressures are well contained. However, inflation data will warrant increased focus should the economy gain more momentum than we currently anticipate.

Outside the U.S., continued signs of recovery in the European economy were a major development in recent months. GDP growth in the region is likely to be quite modest in 2014, perhaps 1%, which is a notable improvement over last year. Economic growth rates have also rebounded in Japan, but concerns remain about Prime Minister Abe's policy initiatives. China's structural reforms will take time to take root, so the economy will likely slow a bit further in 2014, as the economy continues to be too reliant on investment-driven growth, which is clearly not generating growth like it has in past years.

Fixed Income

As a result of the Federal Reserve's announcement that it will reduce the current bond buying programs, yields for intermediate and long Treasury maturities rose +0.3% to 0.4% in the fourth quarter and rose over +1.0% for the year.

The Barclay's Aggregate Bond Index returned -0.13% for 4Q2013 and -2.02% for the year. Corporate bonds outperformed the benchmark, despite delivering negative absolute returns for the year. Financial institutions had particularly strong performance for both the quarter and the year. The U.S. Treasury sector was the worst performing sector for the quarter and the year. We expect the Federal Reserve to keep short rates low for an extended period, while the reduction in asset purchases and a slowly improving economy will put upward pressure on intermediate and longer-term bond yields. The change in leadership at the Federal Reserve and the onset of monetary stimulus tapering will be challenging for the fixed income market. We continue to position taxable bond portfolios defensively for the eventual rise in interest rates, while taking advantage of the steep yield curve environment.

The tax-exempt yield curve remains steep. The spread between the 2-year and 30-year AAA general obligation yields remains close to recent and historic highs at 386 basis points. Relative to Treasuries, shorter tax-exempt yield ratios are beginning to look expensive compared to their historical average, while longer tax-exempt yield ratios remain cheap compared to their historical averages.

Tax-exempt yields ended the quarter modestly higher for all but the shortest maturities. Intermediate tax-exempt yields continued to increase, while longer tax-exempts were relatively unchanged for the balance of December. The Bond Buyer 40-Bond Index ended the year with a yield of 5.13%, up +4 basis points for the quarter and +103 basis points for the year.

All quality sectors had negative returns for the year, with higher-quality bonds generally outperforming lower-quality bonds. Credit spreads generally increased throughout the second half of 2013, with spreads for BBB-rated bonds increasing more than spreads for A-rated bonds. Within industry sectors, general obligation bonds modestly outperformed revenue bonds during both the fourth quarter and the year.

We believe the Federal Reserve will likely conclude its quantitative easing program sometime in the second half of 2014, but we expect short rates to remain extraordinarily low throughout the year. Our tax-exempt strategy continues to emphasize income, which we believe is the primary driver of return over a full market cycle. As a result, we expect to modestly shorten duration during 2014 and maintain or increase income within portfolios.

Equities

U.S. equities' 2013 performance was their strongest, by most measures, in 16 years, but we do not expect the robust rally to continue at the same pace. Higher market valuations and the potential for rising interest rates may be limiting factors in the equities market. Although higher beta, "lower quality" stocks have led the way in recent quarters, we believe relative valuation clearly favors higher quality companies that can deliver above-average earnings growth. Within the Sit Equity Funds, we currently favor the sectors of technology, producer manufacturing and health. Regardless of sectors, our focus remains on firms that have strong balance sheets, free cash flow generation and businesses that offer sustainable growth in a continued slow macroeconomic environment.

Global equities performed quite well in 2013, as aggressive monetary policy by the world's central banks has, to this point, been enough to overcome a sluggish period for corporate earnings growth amid tepid expansion in the global economy.

In global portfolios, we have become more optimistic about Europe's continued progress, but are aware of the headwinds, particularly high unemployment, that will likely limit the magnitude of recovery. Our strategy is to maintain a balanced allocation towards the region, with a tilt towards cyclical and financial companies that will have the most to benefit from improving economic conditions. We are most enthused about the Asian region, excluding Japan, as growth in China, while moderating, will still likely be strong enough to benefit neighboring countries.

2013 Tax Information			
Completed Federal Form	Information	Recipients in Tax Year 2013	Date Mailed to Shareholders
1099-DIV	Reports ordinary dividends, including qualified dividends and short-term and long-term capital gain distributions for taxable accounts. Tax-exempt interest is also reported.	Shareholders invested in Sit Mutual Funds that realized capital gains and dividend income in 2013: the Quality Income, U.S. Government Securities and Balanced Funds; and the Large Cap, Mid Cap, Developing Markets, International, Dividend (Class I and S) and Global Dividend (Class I and S) Growth Funds; Tax-Free and Minnesota Tax-Free Income Funds.	By 2/15/2014
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made account transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	By 2/15/2014
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their retirement plan and IRA accounts.	1/28/14
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA account.	By 5/31/2014

Social Security Benefit Increase

Last fall, the Social Security Administration announced that this year's cost of living increase will be 1.5%. The average monthly Social Security check will jump from $1,275 to $1,294 in 2014.

Retirement Plan Contribution Deadline

The deadline for making a Traditional or Roth IRA contribution for the 2013 tax year is April 15, 2014. SEP IRA contributions must be made by your tax filing due date, plus extensions.

Automatic Required Minimum Distributions

If you're 70½ or older, a Required Minimum Distribution (RMD) must be taken each year from your IRA by December 31st. If you fail to do so, the IRS will assess a 50% penalty tax, in addition to the income tax you would have owed on the distribution. Why not set up your RMD to process automatically each year? We'll determine your RMD amount and make payouts to you annually, semi-annually, quarterly or monthly. To learn more, please give us a call at 800-332-5580.

Retirement Plan Contribution Limits

2013 and 2014 Contribution Limits		
	Under Age 50	Age 50 and Over
Traditional and Roth IRA	$5,500	$6,500
401(k)	$17,500	$23,000
SIMPLE IRA	$12,000	$14,500

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Important Information

Past performance is not a guarantee of future results. Share prices will vary, and redemption prices may be more or less than original share cost. Please read the prospectus carefully before investing. It contains complete information including management fees and expenses.

This is a quarterly publication of the Sit Mutual Funds authorized for distribution only when preceded or accompanied by a prospectus. The comments and forecasts contained in this publication are the expressed opinions of the individuals named. Readers should not rely on this publication as their sole source of investment information.

Sit U.S. Government Securities Fund

As of December 31, 2013

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 45 years
- Mark H. Book, CFA, 27 years
- Bryce A. Doty, CFA, 23 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
U.S. Government Securities	**0.01**	**-2.08**	**1.08**	**3.15**	**3.77**	**5.91**	**1.10**	**0.93**
Barclays Interm. Gov't Index	-0.42	-1.25	2.14	2.20	3.74	6.09		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
U.S. Government Securities	**3.35**	**2.49**	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**
Barclays Interm. Gov't Index	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25

PORTFOLIO SECTOR ALLOCATION (%)

CMO	46.8
FNMA Pass-Through	22.1
GNMA Pass-Through	12.0
FHLMC Pass-Through	9.4
Asset-Backed	5.2
SBA Pass-Through	1.1
Cash & Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$789.4
Average Maturity:	20.3 Years
Effective Duration:	2.1 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of December 31, 2013

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Quality Income	**0.22**	**0.58**	**0.58**	**1.08**	**0.98**
Barclays U.S. 1-3 Gov't/Credit Index	0.18	0.64	0.64		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2013
Quality Income	**0.58**
Barclays U.S. 1-3 Gov't/Credit Index	0.64

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	43.8
Corporate Bonds	24.5
Asset-Backed (non-agency)	11.5
Mortgage Pass-Through (Agy.)	6.7
Taxable Municipal	5.3
CMO (non-agency)	1.8
Cash & Other Net Assets	5.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$96.2
Average Maturity:	5.7 Years
Effective Duration:	0.3 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 45 years
- Mark H. Book, CFA, 27 years
- Bryce A. Doty, CFA, 23 years
- Christopher M. Rasmussen, CFA, 13 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of December 31, 2013

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Debra A. Sit, CFA, 32 years
Paul J. Jungquist, CFA, 19 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**0.83**	**-4.46**	**5.16**	**7.85**	**3.20**	**5.09**
Barclays 5-Year Muni Index	0.84	0.81	3.54	4.27	3.92	5.47

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Tax-Free Income	**3.96**	**3.30**	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-4.46**
Barclays 5-Year Muni Index	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	4.14
30-Day SEC Yield	4.58

Tax-Equivalent 30-Day Yields	
28.0% Tax Rate	6.36
36.8% Tax Rate	7.25
38.8% Tax Rate	7.48
43.4% Tax Rate	8.09

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	19.5
Multi Family Mortgage	15.7
Other Revenue	13.7
Education/Student Loan	10.4
General Obligation	6.6
Insured	6.1
Closed-End Mutual Funds	6.0
Hospital / Health Care	6.0
Sectors Less Than 4.0%	10.0
Cash and Other Net Assets	6.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$148.3
Average Maturity:	17.1 Years
Duration to Estimated Avg. Life:	6.8 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-equivalent yield** is based on the 30-Day SEC Yield at a federal tax rate of 43.4%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2013

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**0.84**	**-3.10**	**4.76**	**7.68**	**4.02**	**4.75**
Barclays 5-Year Muni Bond Index	0.84	0.81	3.54	4.27	3.92	4.72

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Minnesota Tax-Free Income	**3.68**	**4.44**	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**
Barclays 5-Year Muni Index	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.81

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.46
30-Day SEC Yield	4.32

Tax-Equivalent 30-Day Yields	
35.09% Tax Rate	6.66
43.03% Tax Rate	7.58
44.83% Tax Rate	7.83
48.98% Tax Rate	8.47

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	21.4
Single Family Mortgage	17.8
Hospital / Health Care	16.3
Education/Student Loan	11.5
Other Revenue	8.4
Utility	4.8
Municipal Lease	4.3
Transportation	3.4
Sectors Less Than 2.0%	9.9
Cash and Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$342.0
Average Maturity:	16.6 Years
Duration to Estimated Avg. Life:	5.4 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Debra A. Sit, CFA, 32 years
Paul J. Jungquist, CFA, 19 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-equivalent yield** is based on the 30-Day SEC Yield at a federal tax rate of 43.4% and a Minnesota tax rate of 9.85%, for an effective combined tax rate of 48.98%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of December 31, 2013

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Bryce A. Doty, CFA, 23 years
John M. Bernstein, 18 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**6.97**	**18.36**	**9.91**	**12.56**	**6.34**	**6.92**
S&P 500® Index	10.51	32.39	16.18	17.94	7.40	9.21
Barclays Aggregate Bond Index	-0.14	-2.02	3.26	4.44	4.55	5.74

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Balanced	**9.22**	**7.51**	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**18.36**
S&P 500® Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39
Barclays Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84	4.22	-2.02

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Google, Inc.	1.9
Apple, Inc.	1.7
Visa, Inc.	1.6
Chevron Corp.	1.6
JPMorgan Chase & Co.	1.4

Bonds

Company Name	% of Net Assets
GNMA, 4.50%, 6/15/40	2.1
U.S. Treasury Note, 2.75%, 11/15/23	1.0
Microsoft Corp., 5.20%, 6/1/39	0.7
Smithsonian Institution, 3.43%, 9/1/23	0.7
City of Berwyn, IL G.O., 5.30%, 12/1/23	0.7

PORTFOLIO ALLOCATION (%)

Stocks	66.2
Bonds	31.6
Cash and Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$15.2
Number of Holdings:	191

Sit Large Cap Growth Fund

As of December 31, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**10.80**	**29.21**	**13.57**	**15.77**	**7.79**	**10.04**
Russell 1000® Growth Index	10.44	33.48	16.45	20.39	7.83	11.10

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Large Cap Growth	**12.79**	**9.59**	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**29.21**
Russell 1000® Growth Index	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	33.48

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Google, Inc.	4.3	Microsoft Corp.	2.1
Apple, Inc.	3.4	priceline.com, Inc.	1.9
Visa, Inc.	2.5	Ecolab, Inc.	1.8
Gilead Sciences, Inc.	2.2	Home Depot, Inc.	1.8
PepsiCo, Inc.	2.2	Qualcomm, Inc.	1.7
		Total	23.9

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	14.5
Health Technology	12.6
Electronic Technology	12.5
Retail Trade	9.7
Producer Manufacturing	9.5
Consumer Non-Durables	9.3
Consumer Services	5.5
Finance	4.5
Sectors Less Than 4.5%	20.8
Cash and Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$205.6
Number of Holdings:	88
Wtd. Avg. Market Cap (Billions):	110.2
Median Market Cap (Billions):	52.0
Turnover Rate:	14.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Ronald D. Sit, CFA, 29 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of December 31, 2013

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 22 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**9.93**	**33.42**	**13.86**	**20.53**	**9.34**	**12.23**
Russell Midcap® Growth Index	8.23	35.74	15.63	23.37	9.77	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Mid Cap Growth	**17.02**	**15.27**	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**33.42**
Russell Midcap® Growth Index	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	35.74

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
TJX Cos., Inc.	2.8	Ultimate Software Group, Inc.	1.9
Cognizant Technology Solutions Corp.	2.2	Ameriprise Financial, Inc.	1.9
Iconix Brand Group, Inc.	2.2	priceline.com, Inc.	1.9
Dunkin' Brands Group, Inc.	2.0	ANSYS, Inc.	1.8
Ecolab, Inc.	1.9	Affiliated Managers Group, Inc.	1.8
		Total	20.3

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	11.4
Finance	10.4
Technology Services	10.4
Retail Trade	9.9
Health Technology	7.5
Electronic Technology	7.2
Consumer Services	6.4
Process Industries	6.2
Sectors Less Than 6.0%	29.6
Cash and Other Net Assets	1.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$178.9
Number of Holdings:	92
Wtd. Avg. Market Cap (Billions):	$17.5
Median Market Cap (Billions):	$10.1
Turnover Rate:	11.6 %

Sit Small Cap Growth Fund

As of December 31, 2013

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
		Annualized Returns				
Small Cap Growth	**8.03**	**35.66**	**15.69**	**21.27**	**9.43**	**11.48**
Russell 2000® Growth Index	8.17	43.30	16.82	22.58	9.41	8.18

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Small Cap Growth	**6.79**	**18.52**	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**35.66**
Russell 2000® Growth Index	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	43.30

TOP TEN HOLDINGS

Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.6
Gulfport Energy Corp.	2.5
Polaris Industries, Inc.	2.4
Affiliated Managers Group, Inc.	2.2
Iconix Brand Group, Inc.	2.2

Company Name	% of Net Assets
Snap-On, Inc.	2.1
First Republic Bank/CA	2.0
Dunkin' Brands Group, Inc.	2.0
Buffalo Wild Wings, Inc.	2.0
Concur Technologies, Inc.	1.9
Total	21.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	13.7
Producer Manufacturing	12.8
Health Technology	10.1
Finance	9.5
Electronic Technology	7.3
Industrial Services	6.5
Consumer Durables	6.3
Health Services	5.7
Sectors Less Than 5.3%	26.6
Cash and Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$101.7
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	$6.7
Median Market Cap (Billions):	$4.3
Turnover Rate:	18.5 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 22 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of December 31, 2013

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**9.18**	**28.18**	**14.56**	**17.06**	**9.62**	**1.50**	**1.55**
S&P 500® Index	10.51	32.39	16.18	17.94	7.40		
Class S Shares	**9.14**	**27.95**	**14.27**	**16.77**	**8.69**	**1.25**	**1.31**
S&P 500 Index	10.51	32.39	16.18	17.94	6.96		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Class I Shares	**10.91**	**9.41**	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**28.18**
Class S Shares	**n/a**	**n/a**	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**27.95**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	32.39

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Chevron Corp.	3.2	Verizon Communications, Inc.	2.0
Johnson & Johnson	3.0	Honeywell International, Inc.	2.0
JPMorgan Chase & Co.	2.3	Covidien, PLC	1.9
Microsoft Corp.	2.2	Pfizer, Inc.	1.8
PepsiCo, Inc.	2.1	Procter & Gamble Co.	1.7
		Total	22.2

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.6
Health Technology	12.9
Producer Manufacturing	9.5
Electronic Technology	8.8
Energy Minerals	8.1
Consumer Non-Durables	7.6
Retail Trade	5.4
Technology Services	4.8
Sectors Less Than 4.0%	26.1
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$965.4
S Share Assets (Millions):	$154.5
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$92.1
Median Market Cap (Billions):	$37.5
Turnover Rate:	19.1 %

Sit Global Dividend Growth Fund

As of December 31, 2013

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
		Annualized Returns					
Class I Shares	**6.83**	**21.70**	**10.44**	**13.38**	**11.54**	**1.47**	**1.50**
Class S Shares	**6.77**	**21.43**	**10.15**	**13.09**	**11.26**	**1.22**	**1.27**
MSCI World Index	8.57	28.57	13.01	15.81	9.92		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	2013
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**21.70**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	28.57

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.4
Health Technology	12.1
Producer Manufacturing	10.2
Consumer Non-Durables	9.2
Energy Minerals	6.6
Retail Trade	6.3
Electronic Technology	5.7
Commercial Services	4.2
Sectors Less Than 4.2%	27.0
Cash and Other Net Assets	2.3

PORTFOLIO COUNTRY ALLOCATION (%)

United States	51.9
United Kingdom	9.4
Switzerland	6.4
Ireland	4.3
Germany	3.9
Spain	3.3
France	3.0
Canada	2.8
8 Countries Less Than 2.8%	11.8
Cash and Other Assets	3.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Chevron Corp.	3.0
Johnson & Johnson	2.5
SGS SA	2.3
GlaxoSmithKline, PLC, ADR	2.1
Covidien, PLC	2.1
Pfizer, Inc.	2.0
Verizon Communications, Inc.	2.0
Diageo, PLC, ADR	1.9
Seven & I Holdings Co., Ltd.	1.9
JPMorgan Chase & Co.	1.8
Total	12.0

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$18.8
S Share Assets (Millions):	$4.1
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$98.2
Median Market Cap (Billions):	$71.7
Turnover Rate:	27.5 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Raymond E. Sit, 21 years
Michael J. Stellmacher, CFA, 22 years
Tasha M. Murdoff, 18 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of December 31, 2013

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Tasha M. Murdoff, 18 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**4.81**	**17.56**	**7.59**	**11.73**	**5.46**	**4.45**
MSCI EAFE Growth Index	5.15	22.55	7.97	12.82	6.97	4.51

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
International Growth	**12.97**	**14.67**	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**17.56**
MSCI EAFE Growth Index	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	22.55

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.6
Producer Manufacturing	12.8
Health Technology	11.0
Consumer Non-Durables	10.8
Consumer Durables	6.3
Process Industries	6.0
Electronic Technology	5.8
Retail Trade	5.1
Sectors Less Than 5.0%	20.8
Cash and Other Net Assets	1.8

PORTFOLIO COUNTRY ALLOCATION (%)

Switzerland	17.5
United Kingdom	17.5
Japan	11.4
Germany	10.6
France	7.1
Australia	5.1
Netherlands	4.8
China/Hong Kong	4.7
11 Countries Less Than 4.7%	19.5
Cash and Other Assets	1.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Diageo, PLC, ADR	3.0
Nestle SA	3.0
British American Tobacco, PLC	2.9
BHP Billiton, Ltd.	2.7
SGS SA	2.5
Syngenta AG	2.4
Honda Motor Co., Ltd.	2.4
Inditex SA	2.3
ING Groep NV	2.3
Roche Holding AG	2.3
Total	26.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.8
Number of Holdings:	69
Wtd. Avg. Market Cap (Billions):	$69.0
Median Market Cap (Billions):	$37.1
Turnover Rate:	17.7 %

Sit Developing Markets Growth Fund

As of December 31, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**2.36**	**0.59**	**-3.06**	**12.66**	**8.89**	**4.70**
MSCI Emerging Markets Index	1.54	-4.98	-4.50	12.08	8.52	3.86

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Developing Markets Growth	**16.54**	**33.77**	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**0.59**
MSCI Emerging Markets Index	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-4.98

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.2
Consumer Non-Durables	10.7
Electronic Technology	9.5
Consumer Services	9.4
Energy Minerals	9.3
Non-Energy Minerals	8.4
Producer Manufacturing	7.4
Retail Trade	7.3
Sectors Less Than 6.0%	21.9
Cash and Other Net Assets	0.9

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	29.0
Brazil	19.8
South Korea	14.1
South Africa	9.6
Taiwan	4.8
Australia	4.2
Thailand	4.2
Mexico	2.4
9 Countries Less Than 2.4%	11.0
Cash and Other Assets	0.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	4.8
Tencent Holdings, Ltd.	4.2
Ambev SA, ADR	3.7
Naspers, Ltd.	3.6
Shinhan Financial Group Co., Ltd.	3.4
Cheil Worldwide, Inc.	3.1
BHP Billiton, Ltd., ADR	3.1
Embraer SA, ADR	3.1
Hengan International Group Co., Ltd.	2.9
China Oilfield Services, Ltd.	2.9
Total	34.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.3
Number of Holdings:	54
Wtd. Avg. Market Cap (Billions):	$41.4
Median Market Cap (Billions):	$17.5
Turnover Rate:	5.3 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Raymond E. Sit, 21 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,
2013 Mutual Funds Performance Review • Investment Outlook and Strategy Summary • Fourth Quarter Fund Data • 2014 Investment Seminars

Sit Mutual Funds 2014 Investment Seminars

Join us for breakfast or lunch and learn about the markets, recent tax changes, and the steps you can take to decrease your risk of identity theft. Seminars are available at both locations. Note: When seminars reach capacity, we may schedule additional sessions if demand is great. Please check our website (www.sitfunds.com) for additional sessions.

A reservation is required to secure your spot at any or all of our upcoming investment seminars, as seating is very limited. Remember to reserve a spot for your guest as well. Call Steve Benjamin at 612-359-2554 or send an email to spb@sitinvest.com.

Breakfast

***7:30 a.m. - 8:30 a.m.*, Edina Country Club, 5100 Wooddale Avenue, Edina, MN 55424**

Lunch

***Noon - 1:00 p.m.*, Sit Mutual Funds Offices, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402**

The Language of the Markets: February 25, 26 and 27, 2014

When you hear the phrase "the market", what comes to mind? The Dow, NASDAQ or something else? There are different markets, many terms and it is sometimes difficult to understand what all the terminology means. Attend this seminar to understand the language of the markets and how to use this information to build a solid investment portfolio.

Tax Update for Investors: March 24, 25, 26 and 27, 2014

If you think there have been a lot of tax changes lately, you're right! Take steps to preserve your nest egg by attending this seminar to learn about recent changes to federal, state, investment, retirement, gift and estate taxes. A brief update on the Affordable Care Act ("Obamacare") will be given too.

Smart Ways to Prevent Identity Theft: April 29, 30 and May 1, 2014

Identity theft occurs when your personal information is stolen and used without your permission. If your identity is stolen, it could take months to straighten everything out. Attend this seminar to prevent a future headache and learn some intelligent ways to protect your family.